UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

KBS Real Estate Investment Trust II, Inc.

(Name of Subject Company)

KBS Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

48243C 109

(CUSIP Number of Class of Securities)

Charles J. Schreiber, Jr.

Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.

620 Newport Center Drive, Suite 1300

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Carrie J. Hartley, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

1

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”) to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a purchase price of $4.00, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2014 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on November 25, 2014, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Real Estate Investment Trust II, Inc. and the address and telephone number of its principal executive offices are 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the common stock of the Company, $0.01 par value per share. As of the close of business on November 26, 2014, there were 190,692,544 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offerors to purchase up to 10,000,000 Shares, at a price of $4.00, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2014 attached as Exhibit (a)(1) to the Schedule TO.

Unless the Tender Offer is extended, it will expire at 11:59 p.m., Pacific Time, on Tuesday, December 30, 2014.

According to the Offerors’ Schedule TO, the Offerors’ business address is 12828 Northup Way, Suite 110, Bellevue, Washington 98005 and their telephone number is (425) 376-0693.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014 (the “2013 Form 10-K”) and (ii) the sections entitled “Certain Information About Management – Director Independence,” “ – The Conflicts Committee,” “ – Report of the Conflicts Committee,” and “Stock Ownership” in the Company’s Definitive Proxy Statement Pursuant on Schedule 14A, filed with the SEC on April 14, 2014 (the “2014 Proxy Statement”), all of which information is incorporated herein by reference. The 2013 Form 10-K and the 2014 Proxy Statement were previously made available to all of the Company’s Stockholders and are available for free on the SEC’s web site at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation.

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer, as further described below. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders.

(b)	Background.

On November 24, 2014, the Company received a letter from Mark Swenson, Manager of CMG Partners, LLC, notifying the Company of the Offerors’ intention to commence a tender offer to purchase up to 10,000,000 shares of Common Stock at a purchase price equal to $4.00, in cash (without interest), per Share on November 25, 2014. With this letter, Mr. Swenson provided draft copies of the materials related to the intended Tender Offer.

On November 25, 2014, the Board of Directors held a meeting with members of the Company’s management and management (i) reviewed the Board’s duties in connection with the Tender Offer based on advice from the Company’s outside legal advisors, (ii) reviewed with the Board of Directors certain financial matters related to the Tender Offer, and (iii) discussed the terms of the Tender Offer.

On November 25, 2014, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Tender Offer.

On December 2, 2014, the Board of Directors held another meeting with members of the Company’s management, and the Board of Directors further reviewed certain financial matters related to the Tender Offer and the terms of the Tender Offer. On December 4, 2014, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offerors for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer; (ii) consulted with the Company’s management and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects and December 2014 Estimated Value Per Share (defined below) in order to assess the adequacy of the terms and conditions of the Tender Offer.

The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Board of Directors believes that the Offer Price is significantly less than the current value of the Shares. Effective as of December 4, 2014, the Company’s Board of Directors approved an updated estimated value per share of the Company’s common stock of $5.86 (the “December 2014 Estimated Value Per Share”) based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2014. The December 2014 Estimated Value Per Share was based upon the recommendation and valuation prepared by KBS Capital Advisors LLC (the “Advisor”), the Company’s external advisor. The Advisor’s valuation of the Company’s 19 real estate properties was based on (i) appraisals of 13 of the Company’s real estate properties performed by CBRE, Inc. (“CBRE”), an independent third-party valuation firm, and (ii) the contractual sales prices less actual or estimated disposition costs and fees and capital expenditures required between September 30, 2014 and the actual or estimated closing date of the six properties that were either sold subsequent to September 30, 2014 or under contract to sell as of December 4, 2014. The Advisor also performed valuations with respect to the Company’s real estate-related investments, cash, other assets, mortgage debt and other liabilities. For important information regarding the methodologies, assumptions and limitations of the December 2014 Estimated Value Per Share, please see the Company’s Current Report on Form 8-K, filed with the SEC on December 4, 2014 (the “Valuation 8-K”), which information is incorporated herein by reference. The Valuation 8-K is available for free on the SEC’s web site at www.sec.gov.

The Board of Directors notes the December 2014 Estimated Value Per Share is subject to the methodologies, assumptions and limitations described in the Valuation 8-K. Nevertheless, the December 2014 Estimated Value Per Share supports that the Offer Price of $4.00 per Share is far less than the current value of the Shares.

•	The Offerors state in the Offer to Purchase, based on their review of independent reporting publications such as The Stanger Report and The Direct Investments Spectrum, there are reported re-sales of Shares at $2.25-$9.00 per Share during the fall of 2014 and re-sales of Shares at $9.42 per Share in Jul/Aug 2014, respectively. The Direct Investments Spectrum report of $9.42 per share in Jul/Aug 2014 represents the weighted-average price based on the number of shares sold and the aggregate price paid for the Shares. As the Offerors note, on September 23, 2014, the Company paid a special distribution to stockholders of record as of the close of business on September 15, 2014, in the amount of $4.50 per share of common stock (the “Special Distribution”). The Offerors state that only one of the above-referenced sales in the Shares, priced at $2.25, occurred after the payment of the Special Distribution and suggest that the prices of all of these sales thus should be adjusted down to take account of the $4.50 Special Distribution. The Company cannot verify whether the above-referenced information is accurate or complete and the Board of Directors cautions Stockholders against relying on reports regarding stock re-sales as an indication of value of the Shares given the lack of a trading market.

•	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current value of the Shares. The Board of Directors notes that for any Share the Offerors acquire at the Offer Price, based on the December 2014 Estimated Value Per Share, the Offerors would expect to receive a substantially greater return on their investment than the return of Stockholders that acquired Shares in the Company’s initial public offering. In that regard, the Board of Directors noted that, in the Offerors’ own words: “The [Offerors] are making the [Tender] Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $4.00 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to [Stock]holders consistent with the [Offerors’] objectives.”

•

The Offerors applied a 34% “liquidity discount” to the Company’s prior estimated value per share of $6.05, which prior estimated value per share was effective as of September 22, 2014 (the “September 2014 Estimated Value Per Share”), to determine the Offer Price as described in the Offer to Purchase. However, the Offerors do not provide any analysis as to how they arrived at such discount other than that “a 34% discount … would meet the [Offerors’] return targets based on the estimated time frame to potentially reach the [Offerors’] Estimated Net Asset Value but nevertheless result in the possibility of a significant number of shareholders choosing to sell.” In other words, the Offerors applied a 34% liquidity discount to the September 2014 Estimated Value Per Share because it was the largest liquidity discount that the Offerors believed that they could use to come to an offer price that was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offerors. The Board of Directors notes that the Offer Price represents a 32% “liquidity discount” to the December 2014 Estimated Value Per Share, again which is far less than the current value of the Shares.

•	The Offerors acknowledge that they “… have not made an independent appraisal of the Shares or the [Company’s] properties and are not qualified to appraise real estate.” The Offerors further state “No independent person has been retained [by the Offerors] to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offerors] or any affiliate of the [Offerors] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offerors’ valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offerors imply, or with the same terms and conditions, including without limitation, the Offer Price.

•	The Offerors note in the Offer to Purchase that the Company states in the 2013 Form 10-K that “No public market currently exists for [the Company’s] shares of common stock, and [the Company] currently [has] no plans to list [its] shares on a national securities exchange,” and that the Company is “not required to provide a definitive liquidation event by a specific date.”

As discussed above, the Company recently provided significant liquidity to the Stockholders with the payment of the Special Distribution on September 23, 2014. This Special Distribution was funded from the proceeds from the dispositions of real estate properties between May 2014 and August 2014, as well as cash on hand resulting primarily from the repayment or sale of real estate loans during 2013 and 2014. This Special Distribution demonstrates the Company’s success in selling assets during 2014.

In addition, the Company has continued to make strategic asset sales through December 2014 based on economic and market conditions, and the Company expects to continue to make strategic asset sales as opportunities become available in the market. From May 2014 through December 4, 2014, the Company had sold 14 real estate properties, at a net sales price (based on the contractual sales price less concessions) of approximately $1.5 billion. As of December 4, 2014, the Company owned 1 property under contract to sell for approximately $281.8 million (based on the contractual sales price less concessions). The Company currently expects to make a special distribution in the first quarter of 2015 based on properties sold or that it expects to sell subsequent to September 30, 2014. Any future special distribution the Company makes from the proceeds of future dispositions will reduce the Company’s December 2014 Estimated Value Per Share and this reduction will be reflected in any updated estimated value per share.

Since August 2008, the Company has consistently made monthly distribution payments to Stockholders. The Company paid distributions of $0.65 per share, on an annualized basis, for record dates from August 16, 2008 through August 31, 2014, the last of which was paid in September 2014. After adjustments for asset sales from May 2014 through September 2014, the Company paid aggregate distributions of $0.09941438 per share from October 2014 through December 2014. Future asset sales would further reduce the Company’s cash flow from operations, and require the Company to adjust its distribution policy with respect to the amount of monthly distribution payments to take into account the Company’s then current investment portfolio.

The Board of Directors notes that, as stated in the 2013 Form 10-K, “Economic and market conditions may influence [the Company] to hold [its] investments for different periods of time.” The Board of Directors notes that the timing of when to consider the process of listing or liquidation has always been subject to then-prevailing market conditions and other factors. The Company expects to continue to make strategic asset sales as opportunities become available in the market. There can be no assurance of the timing of a liquidity event for Stockholders or the payment of additional distributions.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders. Further, the Board of Directors also acknowledges that the Company’s share redemption program (the “SRP”) only provides Stockholders with liquidity in certain limited circumstances. Stockholders may sell their shares to the Company in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (collectively, “Special Redemptions”), each as defined in the SRP. Such Special Redemptions are also subject to an annual dollar amount determined by the Board of Directors, which may be reviewed during the year and increased or decreased upon ten business days’ notice to the Stockholders. Commencing with the June 2014 redemption date, the dollar amount limitation for Special Redemptions for the remainder of calendar year 2014 was $10.0 million in the aggregate, as may be reviewed and adjusted from time to time by the Board of Directors. Special Redemptions will be made at a price per share equal to the most recent estimated value per share of the Company’s common stock as of the applicable redemption date. The Board of Directors notes that the Company currently does not expect to make ordinary redemptions in the future. Stockholders should consider the limited circumstances in which the SRP may provide liquidity and their own needs for liquidity when making a decision as to whether to tender their Shares to the Offerors pursuant to the Tender Offer.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(d)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On October 31, 2014, pursuant to the SRP, the Company redeemed eligible shares that qualified as Special Redemptions of approximately 60,619 Shares at $6.05 per Share, for an aggregate price of approximately $0.4 million. For more information on the SRP, see Item 4 above.

On November 28, 2014, pursuant to the SRP, the Company redeemed eligible shares that qualified as Special Redemptions of approximately 76,146 Shares at $6.05 per Share, for an aggregate price of approximately $0.5 million.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Unrelated to the Tender Offer and as noted above, from time to time the Company expects to continue to make strategic asset sales as opportunities become available in the market. From May 2014 through December 4, 2014, the Company has sold 14 real estate properties, at a net sales price (based on the contractual sales price less concessions) of approximately $1.5 billion. As of December 4, 2014, the Company owned 1 property under contract to sell for approximately $281.8 million (based on the contractual sales price less concessions). As a result of the Company’s disposition activity (and the resulting Special Distribution discussed above under Item 4(c)), the Company’s cash flow from operations has decreased, and the Company has adjusted its distribution policy with respect to the amount of monthly distribution payments to take into account the Company’s current real estate investment portfolio. The Company currently expects to make a special distribution in the first quarter of 2015 based on properties sold or that it expects to sell subsequent to September 30, 2014. Any future special distributions the Company makes from the proceeds of future dispositions will reduce the Company’s December 2014 Estimated Value Per Share and this reduction will be reflected in any updated estimated value per share. Moreover, future asset sales would further reduce the Company’s cash flow from operations, and require the Company to adjust its distribution policy with respect to the amount of monthly distribution payments to take into account the Company’s then current investment portfolio. There can be no assurance of the timing of a liquidity event for Stockholders or the payment of additional distributions.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the borrowers under the Company’s loan investments continuing to make required payments under the loan documents; the ability of certain borrowers to maintain occupancy levels and lease rates at the properties securing the Company’s real estate-related investments; the Company’s ability to successfully dispose of some of its assets; the source and amounts of cash the Company has available for distributions; and other risks identified in Part I, Item 1A, “Risk Factors” in the 2013 Form 10-K and in Part II, Item 1A, “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 (which sections are incorporated herein by reference).

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ David E. Snyder
Name:	David E. Snyder
Title:	Chief Financial Officer

Dated: December 4, 2014

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated December 4, 2014*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014**

(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2014**

(e)(3)	Company’s Current Report on Form 8-K filed with the SEC on December 4, 2014***

(g)	Not applicable

*	Included in copy mailed to Stockholders.
**	The sections of the 2013 Form 10-K and 2014 Proxy Statement specified in Items 3 and 4 hereto are incorporated herein by reference.
***	Incorporated herein by reference.